Exhibit 99.1

Selected Financial Data

This selected financial data should be read together with the consolidated financial statements and related notes and "Management's Discussions and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

Our current primary business is providing air transportation services utilizing our fleet of 244 aircraft. During 2007, we diversified our business from flying solely for one corporate customer to flying for several, including the general public under our own brand. Prior to 2007, we derived substantially all of our revenues from our Continental Express operations. During 2008 we dramatically reshaped our business as we suspended our Branded Flying operations and mutually terminated agreements with Delta due to record fuel prices to focus on our contractual arrangements with Continental and our Corporate Aviation division.

The following selected financial data, excluding operating statistics, have been derived from our audited financial statements. The financial information included in this report is not necessarily indicative of our future results of operations, financial position and cash flows. For a discussion of some of the key factors that could have an adverse effect on our results of operations, financial position and cash flows, please refer to Item 1A. "Risk Factors" in our 2008 Form 10-K.

As discussed in Note 1 to our consolidated financial statements, our consolidated financial statements for each period presented have been adjusted for the retrospective application of Financial Accounting Standards Board Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").

	Year Ended December 31,				
	2008[6]	2007[6]	2006	2005	2004
	(In thousands, except per share data) (Reverse Split adjusted)				
Statement of Operations Data:					
Operating revenue [2],[5]	$ 1,318,213	$ 1,685,545	$ 1,682,156	$ 1,562,818	$ 1,507,524
Operating expenses [2],[3]	1,434,668	1,792,416	1,541,085	1,406,275	1,302,097
Operating income / (loss)	(116,455)	(106,871)	141,071	156,543	205,427
Nonoperating income (expense), net [4]	18,882	(10,292)	(4,379)	(10,837)	(14,872)
Net income / (loss)	(90,280)	(76,241)	86,511	92,706	118,153
Basic earnings / (loss) per share [1]	(8.01)	(14.20)	16.06	17.13	21.79
Diluted earnings / (loss) per share [1]	(8.01)	(14.20)	15.65	16.48	20.45
Weighted average number of shares used in computations:					
Basic [1]	11,265	5,369	5,386	5,412	5,422
Diluted [1]	11,265	5,369	6,153	6,172	6,178

(1) See Note 11 to our consolidated financial statements for the reconciliation of the numerator and denominator of basic earnings per share to the numerator and denominator of diluted earnings per share for the years ended December 31, 2008, 2007 and 2006. Shares and per share data figures for 2007, 2006, 2005, and 2004 have been adjusted to reflect the Reverse Split that occurred in 2008.

(2) Our operating revenue and operating expenses for 2008, 2007 and 2006 include reclassifications between operating expense line items and between operating revenue and operating expenses. These reclassifications were not material to previous years.

(3) Our operating expenses for 2008 include impairment of fixed assets and goodwill of $20.8 million and special charges of $22.4 million.

(4) Nonoperating income (expense), net includes amortization of debt discount as a result of FSP APB 14-1; gains of $29.9 million from extinguishment of debt in 2008; settlement of fuel contracts of $23.1 million in 2008; and impairment charges on investments totaling $21.5 million in 2008.

(5) Reimbursable costs under the Continental CPA are recorded to revenue. The reimbursable expenses are different under the terms of the Amended Continental CPA versus the Original CPA, and therefore revenues are inconsistent with prior periods, beginning July 2008.

(6) In April 2007, we launched our Branded Flying operation which resulted in our being at-risk for all expenses, including fuel and marketing expenses. These operations were suspended in September 2008.

	As of December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments (including restricted cash)	$ 119,357	$ 214,279	$ 302,860	$ 236,503	$ 215,151
Amounts due from Continental, net	—	—	—	4,832	—
Total assets	388,889	597,608	637,029	560,270	543,244
Amounts due to Continental, net	1,539	4,726	3,522	—	11,239
Note payable to Continental	—	—	—	17,545	98,804
Other long-term debt and capital lease obligations, including current maturities [1] [2]	49,061	140,605	134,318	126,138	124,317
Stockholders' equity	202,461	236,837	315,724	225,974	136,795

(1) Beginning July 1, 2003, our Series A Cumulative Mandatorily Redeemable Preferred Stock ("Series A Preferred Stock") was classified as long-term debt in accordance with Statement of Financial Accounting Standard No. 150 – "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Reclassification of the prior year financial statements was made to conform to this accounting standard. In April 2005, we redeemed this stock.

(2) Subsequent to August 1, 2008, our 11.25% Convertible Secured Notes due 2023 were reclassified from current liabilities to long-term liabilities as the next repurchase date is August 1, 2011. For further detail, see Note 9 to our consolidated financial statements.

	Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Operating Statistics:					
Revenue passenger miles (millions) [1]	9,564	10,071	10,297	8,938	7,417
Available seat miles (millions) [2]	12,606	13,575	13,200	11,973	10,410
Passenger load factor [3]	75.9%	74.2%	78.0%	74.7%	71.3%
Operating cost per available seat mile (cents) [4]	11.38	13.20	11.67	11.75	12.51
Block hours [5]	828,840	916,756	916,718	827,369	729,698
Operating cost per block hour (dollars) [6]	1,731	1,956	1,681	1,700	1,784
Departures	433,289	489,489	491,598	449,928	405,055
Average price per gallon of fuel, including fuel taxes (cents) [7]	132.00	100.00	71.20	71.20	71.20
Fuel gallons consumed (millions)	172.9	323.2	319.1	295.5	262.8
Average length of aircraft flight (miles)	594	569	549	545	528
Average daily utilization of each aircraft (hours) [8]	8.50	9.17	9.24	8.87	8.51
Completion factor	97.4%	97.6%	97.9%	97.7%	98.4%
Revenue passengers (thousands)	15,629	17,365	18,173	16,076	13,659
Actual aircraft in fleet at end of period	244	274	274	266	245

(1) Revenue passenger miles are the number of scheduled miles flown by revenue passengers.
(2) Available seat miles are the number of passenger seats available multiplied by the number of scheduled miles those seats are flown.
(3) Passenger load factor equals revenue passenger miles divided by available seat miles.
(4) Operating cost per available seat mile is operating costs divided by available seat miles. The reimbursable expenses are different under the terms of the Amended Continental CPA versus the Original Continental CPA, and therefore costs are inconsistent with prior periods, beginning July 2008.
(5) Block hours are the hours from gate departure to gate arrival.
(6) Operating cost per block hour is operating costs divided by block hours.
(7) Under the Amended Continental CPA, Continental is responsible for the cost of providing fuel for all flights and, therefore, effective July 1, 2008, fuel expense is no longer included in our statements of operations for our Continental Express flying. Prior to July 1, 2008 under our fuel purchase agreement with Continental, fuel and fuel tax expense were reconciled to the lower of the actual costs or the agreed-upon caps. Since 2003, our caps on fuel and fuel taxes, for aircraft operating under the Continental CPA, have been 66.0 cents and 5.2 cents per gallon, respectively. In 2007, our fuel activity included purchases to support our various business platforms outside of the Continental CPA. These purchases were executed through an agreement with an independent third party at an average price per gallon of $2.43, which represents 16.7% of our total fuel consumption for 2007.
(8) Average daily utilization of each aircraft is the average number of block hours per day that an aircraft in revenue service is operated.